Exhibit 99.2
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Transcription of STARR Surgical Company's May 1, 2003 Conference Call.

The information furnished in this exhibit has been transcribed from the STAAR Surgical Company May 1, 2003 conference call concerning first quarter 2003 earnings. Significant errors, omissions and inaccuracies can occur in the transcription process. This transcript derives from audio sources. The original audio recording should be considered the definitive version of the information provided in the conference call. The call will be available for replay on the STAAR Surgical Company website until the company releases its second quarter financial results. Until that time, the call can be accessed at www.STAAR.com.

                         * * * * * * * * * * * * * *

Operator

Good afternoon. All sides are now on the conference line in a listen-only mode. At this time, I'll turn the call over to your host, Mr. Doug Sherk. Please go ahead.

Douglas Sherk  - EVC Group - Investor Relations Counsel to STAAR

Thanks, operator and good afternoon everyone. This is Doug Sherk with EVC Group, Investor Relations Counsel to STAAR Surgical Company. Thank you for joining us this afternoon for the STAAR Surgical conference call web cast to review the financial results for the first quarter that ended April 4, 2003. If you have not received a copy of the results news release that was issued at market close today and would like one, please call our office at 415-659-2285 and we'll get one to you immediately.

Additionally, we have arranged for a taped replay of this call, which may be accessed by phone. This replay will take effect approximately one hour after the call's conclusion and remain in effect through tomorrow night, Friday, May 2nd, 9:00 PM EDT. The dial in number to access the replay is 888-567-0671 or for international callers, 402-530-0413. In addition, this call is being web cast, live, with a replay also available. To access the web cast, go to STAAR's web site at www.staar.com. The web cast archive of the call will be available until the Company releases its second quarter results.

Before we get started, during the course of this conference call, the Company will make projections or other forward-looking statements regarding future events, including statements about its domestic sales, the planned submission of its FDA filing for the implantable contact lens and the Company's beliefs about its revenues and earnings for the full year ending December 31, 2003.

We wish to caution you that such statements are just predictions and involve risks and uncertainties. Actual results may differ materially. Factors that may affect actually results are detailed in the Company's filings with the SEC, including its most recent filings on Form 10-Q and 10-K. In addition, the factors underlying the Company's forecasts are dynamic and subject to change and therefore the forecasts are to be only as of the date they are given. The

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Company does not undertake to update them,  however they may choose from time to time to update them and if they do so, they will disseminate the updates to the investing public.

Now I would like turn the call over to David Bailey, President, CEO of STAAR Surgical Company.

David Bailey  - STAAR - Chairman, President, CEO

      Thanks Doug and good afternoon everyone. Thank you for joining us for the STAAR Surgical first quarter conference call. With me today is John Bily, our Chief Financial Officer. Today, I'm going to start off the call with an update on our progress during our first quarter with John then reviewing our financial performance, after which we will be pleased to take questions.

      During Q1, total Product Sales grew 10 percent to 12.8 million versus Q1 '02, thus representing our second consecutive quarter of double-digit year-on-year sales growth. First quarter results were notably driven by continued growth and improvement in our international sales, which accounted for 53 percent of total Company revenues in Q1. The stand out item was a 35 percent ICL sales growth over Q4 02. We are particularly gratified by the ICL performance in international. The roll-out has been highly controlled being constrained, as it has been, by our ability to fund surgeon proctoring and the need, especially in Europe, to essentially re-launch the ICL.

      Overall, we were pleased with our progress during the quarter. For the fourth consecutive quarter, our gross margins improved, to 54.4 percent, and for the third consecutive quarter, we generated positive cash flow from operations. Our net loss also decreased meaningfully to a loss of four cents per share.

      During the first quarter, international sales grew 30 percent versus the same period in 2002 and by 2.5 percent versus a strong quarter four 2002. Although we saw healthy growth throughout all international categories there were two key drivers; ICL sales revenue was up 32 percent from 2002 levels. We believe that our increased efforts in Europe coupled with the new approvals opening up new markets helped generate this growth. Second we saw strong growth of our surgical pack business in Germany. These packs contain a number of distributed products but create a platform for increased sales of proprietary products going forward.

      Particularly pleasing was the increase in gross margins on international sales during the quarter obviously aided by product mix given the ICL growth. International gross margins were up 4.8 percent from the first quarter of 2002. In Germany, which is our biggest subsidiary, we enjoyed sequential improvement as margins grew by 8.4 percent from the fourth quarter of 2002. Germany sales were up 35 percent versus Q102 levels and also up by 14.2 percent over Q4.

      However, on the domestic front, we faced another challenging quarter. Sales in the US were down 8 percent from Q1 of 2002. Although the year-on-year comparison is again negative, it does represent an improvement from Q4, which saw sales down 11 percent year over year.

      We believe that this reduced rate of decline, although modest, is a direct result of the new commission structure and other sales management programs implemented in 2002 and which have yet to show their full impact.


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      In the US, where our business is as yet  overwhelmingly  dependent on IOLs we were adversely impacted by our loss of one piece silicone lens sales as this segment further declined; we also faced challenges with our injector system for this particular lens. Our program to offset one-piece contraction by growing our three-piece silicone market share is well underway. In the first quarter, we introduced a new cartridge for our three-piece silicone lens. We would expect the market's acceptance of our new system to allow us to gain future market share in this segment.

      In our specialty lens segment, we were encouraged by the increase in units shipped during the quarter; these lenses include Toric silicone and the Collamer one-piece lenses. Both are unique to STAAR. Unit volume in this sector was up from the first quarter of 2002.

      We are also focused on growing US market share in the three-piece (non-silicone) specialty segment. Developing a viable injection system for this lens has been a challenge but we are making progress and have planned introductions of a series of improved injectors for this lens which we believe will have a positive impact on sales growth in the second half of the year. At the ASCRS the news on this proprietary material and its superior optical properties was very positive. We believe we can build on this and take market share from the traditional acrylic lenses, which currently dominate the market.

      Despite the weak sales picture Gross Margins within the US segment once again improved during the quarter and were up 9.1 percent versus the first quarter of 2002 and almost one percentage point versus the fourth quarter. We believe that our gross profits are poised to increase still further once we see an improvement in US sales.

      During the quarter, we continued to stringently control expenses. Overall, expenses were up slightly on fourth quarter levels. It should be noted however that, as planned, we continued to increase spending in research, development, sales and marketing, while decreasing general and administrative expenses by 4.8 percent.

      Other positive developments on expenses were our recent announcements that we have settled another piece of outstanding litigation with a former member of the Company's senior management and also received the dismissal of a derivative shareholder lawsuit. The resolution of this litigation will allow us to benefit from a future decrease in legal fees.

      Regarding the dismissal, we were confident from the beginning that the suit had no merit, and we are very pleased with this outcome. Over the last two years new management has steadily and systematically resolved all outstanding litigation at the Company. Quarter one represented the final stage in that process. With the final piece of litigation behind us we can focus management time and the company's resources on building future value.

      We have also continued to follow through on our commitment to shareholders to collect all monies due to the corporation. Only this week we announced that we had collected an $830,000 loan owed to STAAR by a former corporate officer. This will improve our cash position in the second quarter and eliminates a potential future liability.

      We have made significant progress in growing our international business and in leveraging our cost structure. In addition, we remain cautiously optimistic about our abilities to regain market share in the US IOL market. With

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these  core  strategies  in place,  we have  begun to focus a great  deal of our
resources  on  what  we  believe  is  our  most  significant   long-term  growth
opportunity - the ICL.

      As we have said previously, new product approvals remain critical to this strategy. Following the 2002 approvals of the ICL in Korea and the Toric ICL in Europe, we are looking forward to further regulatory approvals of the ICL, most notably in respect of the US market.

      We believe we are on track for this to happen in a timely manner. We reported on April 14th that one of our clinical investigators presented very positive 3-year follow-up interim data on the ICL.

      This  occurred  during the April  meeting of the ASCRS,  when Dr.  Stephen
Slade, one of our leading investigators, presented very positive results garnered from implantation of 369 eyes three years ago. John Vukich, our medical monitor for the US clinical trial, commented on the three year data presented by Dr Slade as follows "The ICL offers a dramatic improvement over currently available procedures in terms of its safety profile" adding "The implantable contact lens offers a quality of vision that is extremely high".

      Among other more technical results, he found that 99.4 percent of all patients were satisfied with their ICLs three years after implantation. Prior to implantation of the ICL the mean level of myopia in the 369 eyes was minus 10.12 diopters. In layman's terms, this would equal vision that is considered legally blind or worse than 20/400. Dr. Slade reported that 95 percent of those patients that were predicted to have no necessary post operative correction procedure required had uncorrected visual acuities of 20/40 or better after implantation. 57 percent of that same patient population had uncorrected visual acuities following the ICL implant BETTER than their best corrected visual acuities prior to the surgery.

      Complications on this surgery remained very low and we are extremely encouraged by all of these results.

      In addition to Dr. Slade's presentation, there were 17 scientific presentations about the ICL throughout the symposium. The topics ranged from favorable comparisons of the ICL versus LASIK to ten-year European post-operative results. The European ten-year follow up study continued to support the safety and efficacy of the lens even though these earlier designs have since been improved upon. Other topics of discussion included the early results of the US Toric ICL trial as well as ways to improve surgical technique.

      The ICL remains our most significant opportunity for long-term growth. Let me just quickly recap the overall progress, both internationally and in the US, that has been made in its development.

      The first ICL was implanted in September of 1993

      The first ICL was implanted in the US clinical trial in March of 1997.

      The ICL was approved in Europe in August of 1997


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

      ICL was approved in Canada in July 2001

      The first Toric ICL implant in the US was in August of 2002

      The Toric ICL was approved in Europe in December of 2002

      We completed enrollment in the US FDA clinical trial for myopia in October 1999

      We closed the three year data database for myopia in February 2003

      To date more than 30 thousand implants have been done worldwide.

      Internationally, we have continued to sponsor new surgeon training and various proctoring activities designed to promote growth, acceptance and use of our ICLs. Much of our recent focus has been on standardized training in all countries where the product is currently marketed. This is a tremendous undertaking for a company the size of STAAR but it is having a very positive impact even though cash constraints have limited the pace at which new surgeons can be trained and proctored to the high standards which STAAR demands.

      In addition to improved training we also improved our overall delivery promise by assuring 24-hour delivery on the ICL and 60 day delivery on the Toric ICL. These improvements have been made possible by the improved efficiency in our Swiss manufacturing facility.

      We currently have new ICL approvals pending in Taiwan and Australia and are working hard to gain extended approvals for the Toric ICL in both Korea and Canada.

      Our stated goal is for our international refractive business to double in 2003 from 2002 levels.

      As mentioned just a moment ago, in January, we completed the US FDA clinical trials, thereby closing the database for 3-year follow-up. After compiling the necessary data tables for PMA submission, we met with the FDA on April 9th for our pre-submission meeting. Although the actual results of that meeting remain confidential, I can tell you that we remain encouraged by our progress toward US approval.

      Our two-year data was excellent with results that support the safety, efficacy and predictability of ICL implantation to treat moderate to high myopia. The data we presented in San Francisco did indeed reinforce this conclusion and will allow us to position the ICL as a viable - even superior - alternative to LASIK in the mild to moderate myopia market segment with a resultant increase in potential revenues for STAAR. Since the meeting with the FDA on April 9th we have been working diligently to complete the file and I am pleased to say it is in its final stages and will be submitted in the very near future to the FDA.

      In addition, our US Toric ICL study is also off to a good start. It is important to note that we believe STAAR is the only company in US clinical trials with a phakic implant to correct astigmatism along with myopia. We have approx 54 participants implanted or with the lens delivered to the surgery center and awaiting implantation. We expect to complete patient enrollment by


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year-end  and to have  the  product  available  to the  market  one  year  after anticipated ICL launch.

      Approval of the ICL in the US will allow us to pursue significant revenue opportunities. We expect to launch a dynamic, focused marketing effort to support ICL within the US market. This will include a standardized training program, as we have used in international, along with the recruitment of direct employee proctors to ensure the systematic training programs roll out as rapidly as possible.

      Each of these achievements represents yet another step forward in our corporate strategy surrounding the ICL. It is our goal to establish the ICL as the next paradigm shift in refractive surgery and the clinical outcomes being achieved for the product clearly position us well to achieve this goal. Having an alternative product available which can be used to treat the large patient pool who, for various reasons, would achieve less than optimal outcomes with LASIK will, we believe, be a compelling option for US surgeons and patients. For example, patients with dry-eye or thin corneas often have complications or less than desirable outcomes from LASIK. Even with the advent of custom ablation, which utilizes wavefront technology, LASIK is still not an optimal option for many of these patients or for those that have a correction beyond a moderate level of myopia. Wavefront laser technology is often referred to as being `tissue hungry' - simply put this means that for a given level of correction wavefront will ablate or vaporize more corneal tissue than a standard laser procedure. For this reason wavefront will not extend the range of effective LASIK, at best it will improve outcomes in the lower levels of myopia.

      Steve Slade summed up his feelings about the ICL at the investors meeting in San Francisco by stating " If you are doing LASIK on an eye, it's a lot more to the eye if you are correcting -10.0 compared to -5D. With the ICL the eye does not really care because you are doing the exact same surgery whether you are putting in a -3.0D ICL or a -23D" He added "This is a procedure that will only get better once it is in the hands of the general ophthalmic community where it gets refined and doctors get a better feel for it."

      Another compelling feature of the ICL is that it is removable. Within the clinical trial some surgeons choose to remove the initial lens and insert a replacement. In these situations visual outcomes were not compromised and there was no loss of best-corrected visual acuity. This can never be the case with corneal-based laser corrections. This ability to atraumatically remove the lens becomes even more significant as we age and may have the need to treat cataracts and other age-associated ocular issues. For doctors, there is also the low economic barrier to entry. ICL does not require heavy investment in equipment or supplies and it utilizes the surgical skills that most (ocular surgeons) already have.

      These are just a few examples of why we believe the ICL will be well positioned to enter the US market and expand its position internationally. This technology is very complementary to existing technology and offers a viable alterative to current treatments along with a number of unique benefits.

      In summary it has been a very pleasing quarter for STAAR and one during which we have had the opportunity to add significant shareholder value. We still have much to do to fully exploit the true potential of the company but it is


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pleasing to see the progress that has been made since our year-end  results were announced.  Going forward I would like to reassure all of our stakeholders  that
the  management  team  remains  utterly   determined  to  address  any  and  all
outstanding issues in order to further enhance the value of your company.

      At this time, I would like to turn the call over to John for a recap of our financials.

John Bily - STAAR - CFO

      Thank you, David.

      Let me quickly review the first quarter financial results released earlier today which illustrate the results of management's continued focus on core operating activities and fundamental business improvements initiated in 2001.

      As Dave mentioned, we were pleased to see gross profit margins improve for the fourth consecutive quarter, and the third consecutive quarter of positive cash flow from operating activities.

      Revenue for the first quarter was $12.8 million, up 9.3 percent over the prior year quarter. This revenue increase was led by international sales growth. International sales were up 30 percent year over year to $6.8 million. In the U.S., sales were down 8 percent to $6.0 million.

      From a product line perspective, the ICL continued to be the fastest growing segment for STAAR. ICL sales increased 37 percent from the same period one year ago and were up 35 percent from the fourth quarter as unit volume grew 39 percent compared with the year ago period and average selling price declined 2 percent. Sales in our German subsidiary increased 35 percent primarily related to surgical packs and IOL's. Viscoelastic sales increased 50 percent, and IOL sales were up 1 percent.

      Gross profit for the first quarter was 54.4 percent versus 48.7 percent in the prior year period, an improvement of almost 6 margin points. Gross profit continues to improve as U.S. high cost IOL inventory layers have been depleted and replaced with significantly lower cost product. In Germany, our largest export market, we improved gross margins by 4.0 percent year over year. The 37 percent growth mentioned earlier in the high margin ICL also favorably impacted gross margin percentages. Partially offsetting these favorable gross profit indicators was the 8 percent decline in U.S. sales which generally carry a higher gross margin percentage than overall international sales.

      General and administrative expenses for the first quarter were $2.3 million, down 4.8 percent from the same period one year ago. This lower number reflects reductions in legal expenses.

      Sales and marketing expenses for the first quarter were $4.2 million, up 4 percent from prior year. This slight increase results primarily from increased international marketing expenses.


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      STAAR's  first  quarter  spending  for  R&D,   Clinical,   and  Regulatory
activities was $1.2 million, or 9.3 percent above the prior year. This increase was the result of ICL and Toric ICL activities, and increased headcount. R&D represented 9.2 percent of total revenue in the first quarter.

      Total SG&A and R&D spending for the first quarter was $7.6 million, up 1.9 percent over the same period one year ago.
      These results reflect the success of the programs implemented in 2002 to improve both operating and manufacturing efficiencies, thus enabling STAAR to appropriately fund the critical needs of the business.

      Total Other Expenses decreased $365,000 for the quarter due to improved equity in earnings of the Canon/STAAR joint venture and interest income recorded on notes receivable from former officers and directors.

      During the quarter the company recorded no income tax benefits on U.S. entity net operating losses.

      Net loss for the current quarter was $747,369, or $0.04 per share. Weighted average shares outstanding decreased to 16,962,000 from 17,159,000 in the first quarter of 2002. This reduction in shares outstanding relates to the retirement of shares received in the Wolf legal settlement.

      Net loss for the first quarter of 2002 was $997,000, or $0.06 per share. The 2002 number included a $1.1 million dollar U.S. income tax benefit that was recorded during the first quarter. Without this one-time benefit, the comparable number would have been a loss of $0.12 per share in the first quarter of 2002.

      The Company decreased its cash position by approximately $600,000 during the first quarter. This cash was used to pay down notes payable, reducing the total debt level by $600,000 to $5.2 million, the lowest level since 1995. The company used $114,000 in investing activities primarily for the acquisition of property and equipment. This investment was funded by cash generated from operations and the positive effect of the exchange rate on cash.

      As David mentioned, since the quarter close, we have been able to collect $830,000 in outstanding Notes from a former officer of the company. We will continue to pursue notes from former officers and directors which may further increase cash flow in the coming quarters. The settlement of the last of the outstanding legal issues will further reduce cash outflow for legal fees. Our focus in the coming quarters will continue to be on cash flow from operating activities. As announced in March, we also successfully renegotiated our credit facility with Wells Fargo, extending the maturity date by one year to March 31, 2004.

      For the full year 2003, I would like to offer the following guidance:

      We expect to continue to generate double-digit sales growth in the international markets. Although the US market will continue to present challenges, we expect that the introduction of our new lens insertion system will generate sales growth during the second half. Overall, we believe we can


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achieve  total sales growth in the high single  digits to the low double  digits for the full year.

      We would expect gross margin percentages to continue to show year-over-year improvements as they did during the course of 2002 due to the successful reduction of IOL manufacturing costs achieved throughout 2002, growth in the ICL and Aquaflow product segments and improvement in US IOL sales.

      We expect to achieve operating profitability during the second half of the year.

      I would now like to turn the call back over to David.

David Bailey - STAAR - Chairman, President, CEO

Thank you John. I think I'm going to save my closing comments until after the question session, so I would like, at this time, operator, to open up for questions if we could.

QUESTION AND ANSWER

Operator

Very good, sir. (Caller instructions follow)

We'll pause a moment for our first question. Our first question comes from Ryan Rowe [ph] with Adams, Harkness & Hill. Please go ahead.

Ryan Rowe - Adams, Harkness & Hill - Analyst

Hi guys, congratulations on a solid quarter.

David Bailey - STAAR - Chairman, President, CEO

Thanks.

Ryan Rowe - Adams, Harkness & Hill - Analyst

Just a few questions. David, can you just walk us through what drove international ICL total revenue? I mean, I guess more specifically unit sales? And what impact do you think that the positive 3-year data and the PMA submittal and the ultimate PMA approval will have on international sales? So, I guess two separate questions there to begin with.

David Bailey - STAAR - Chairman, President, CEO

Okay. As I said in my remarks, ICL unit growth was across most of the markets, particularly the new markets like Korea. That's despite the fact that Korea has actually had some economic problems, which has slowed down general elective procedures. So, I think our efforts in Europe to basically re-launch the ICL and take certain people through the training courses have paid big dividends.


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We've run a lot of  courses  in the  first  quarter  and  we've  pushed a lot of surgeons through that and we're now in the process of following up and proctoring those surgeons. I'll give you a good example, South Africa, where we ran courses for a full week and we're going back next week to then proctor those surgeons. So, across all markets, we're seeing more interest in the ICL and people wanting to get involved with the technology.

I think that for the second part of your question, Ryan, I think we've seen in ophthalmology in general that when a product and a new technology gets US approval, it tends to kick start the international markets. That was certainly true with LASIK and I would expect the same thing to occur with phakic implants going forward. I think the approval is a critical milestone in that regard, as opposed to merely the filing.

And I do think that the publication of our 3-year data has had a significant impact and has really caught people's attention, not least of which the quality of the data. I think it's caught everybody's attention in the US and in international and I think that can only be good going forward, as we encourage new surgeons to get involved in the technology.

Ryan Rowe - Adams, Harkness & Hill - Analyst

Okay and then can you -- and just another general question - walk us through your domestic IOL business, sort of what were ASPs in the quarter, units? And then, did you add any territory managers, increase sales focus domestically and then, I mean, where do you stand specifically?

Are you starting to see, albeit maybe a slight, pick up domestically from the new silicone injection system launched last quarter, more specifically April? Are you seeing any positive trends there? And then how do you plan on tiering in the new three-piece Collamer injection systems? What sort of timeline are we looking at there?

David Bailey - STAAR - Chairman, President, CEO

Yes. We've clearly got a lot going on in the US and the rate of decline has decreased, but we still have a number of challenges. I think, as I mentioned in my remarks, the improvement in the unit variant on the niche technology product that's unique to STAAR, the Toric, and the Collamer material was very encouraging.

The Collamer materials got a lot of good press at the ASCRS in terms of the quality of the outcomes and I expect to see one-piece volume on the Collamer plates actually start to increase. I don't want to go into too much detail for competitive reasons, but I'm very encouraged by that pick up in the unique technology lenses, which command good margins.

And the three-piece silicone, which is benefiting from the cartridge launch, which occurred in March, that's being received very well and I would expect to see a pick up in the three-piece lens sales in that silicone segment. Once again, I don't want to go into too many details for competitive reasons, but I'm very encouraged by that product launch and the indicators we've already seen for that three-piece silicone market share.

I think on the Collamer three-piece, we've had some challenges with the injection system, partly because of the lens material, which is still unique and has such great optical quality. But as I said in my remarks, we're making very good progress, but I would expect to see us make good inroads with the Collamer three-piece in the latter part of the year.

So, I would expect three-piece silicone's impact going forward. I would expect the trend on the specialty products, the Toric and the one-piece Collamer, to continue with the trend that we've seen and which I reported on. And then I would expect three-piece Collamer to kick in later in the year. All of which, we're working hard to make sure those events occur. On the assumption that they do, I would expect US sales to start to pick up as we gain back market share and that will drive the margins, as I indicated earlier.

Ryan Rowe - Adams, Harkness & Hill - Analyst

Okay then finally, John, two quick financial questions. What was operating cash flow in the quarter? And number two, I mean you collected $830,000 in April. How much in outstanding loans do you still have to collect and what's your best guess as far as the timing of that collection process?

John Bily - STAAR - CFO

The operating cash flow was $27,000 positive for the quarter. The other question was how much in notes do we still have out on officers and directors?

Ryan Rowe - Adams, Harkness & Hill - Analyst

Yes.

John Bily - STAAR - CFO

Correct, Ryan?

Ryan Rowe - Adams, Harkness & Hill - Analyst

Yeah, so when do you think you might be successful in collecting those?

John Bily - STAAR - CFO

Okay. On the outsourcing parts it's about close to $4 million. Now, when we might collect them [the notes], both of those - yeah, it's difficult to say, Ryan. Let me just say that, given some indicators that we have right now, it could be some time in the next coming two or three quarters.

Ryan Rowe - Adams, Harkness & Hill - Analyst

Okay. Thanks a lot. Have a wonderful afternoon.

David Bailey - STAAR - Chairman, President, CEO

Thanks Ryan.

Operator

Once again, if you would like to ask a question, please press the star and one on your touch-tone phone at this time.

We'll take our next question from John Lindquist [ph] with CIBC World. Please go ahead.

John Lindquist - CIBC World Markets - Analyst

Hi guys, good afternoon. I just had a couple quick questions in regards to the guidance for 2003. You said high to low single and double-digit revenue growth for the Company. Do you think that would put you in the vicinity of about $53m for the year?

And then, John, you said for the second half of the year you guys expect to have positive earnings growth. What are your thoughts on the year in total?
Do you think that you'll be about breakeven?

David Bailey - STAAR - Chairman, President, CEO

I just want to first comment on that. I don't want to be any more specific than we've been on the guidance on the top line. If the events we've talked about come off and we have a high degree of confidence, I think the revenue line that we've given is very achievable. I think the profitability question, we still will be profitable at some time during the second half of the year. Really, it's going to be, to an extent, event-driven in terms of the three-piece Collamer rollout, etc.

John, do you want to --?

John Bily - STAAR - CFO

Yeah. Let me just clarify that for a minute. I might not have mentioned that in my part. What we expect is to achieve operating profitability during the second half of the year at the operating income line and not at the bottom line.

John Lindquist - CIBC World Markets - Analyst

Okay.

John Bily - STAAR - CFO

So, hopefully that clarifies that.

John Lindquist - CIBC World Markets - Analyst

Okay.

John Bily - STAAR - CFO

And of course, I think, on the top-line sales, I think we've positioned it as high single digits to the low double-digits for the year.

David Bailey - STAAR - Chairman, President, CEO

And given what we're seeing and what we've got in the pipeline, I'm pretty optimistic on that.

Operator

We'll take our next question from Neal Bradsure [ph] with Broadway Capital. Please go ahead.

Neal Bradsure - Broadway Capital - Analyst

Well first of all, congratulations on a very nice quarter from top to bottom. On the German business, that's become a pretty big portion as your Company, as you mentioned. I didn't hear all the numbers that you gave on it. Could you review some of those numbers? And also, I think the mix of business there is different from some of the rest of the international business, so if you could just sort of review the trends and drivers there? Obviously a lot of your growth is coming from Germany at this point.

David Bailey - STAAR - Chairman, President, CEO

Yeah. Let me just recap that a little bit, Neal. I think the first thing to note is, just to recap, the fact that we purchased the remaining 20 percent of that business at year-end, so we now own that business in its entirety. It's certainly done very well and has got exceptionally good momentum. I mean, overall IOLs grew in that market, along with a significant growth in the pack business.

The pack business is the bundle packs that we provide for the cataract business or the cataract procedure in that market and that grew significantly. That's very encouraging, because it gives us a high market share penetration of the procedures in Germany and gives us the opportunity to get increased sales of proprietary products going forward. So, the cataract business there is doing extremely well. It does benefit from the fact that we have certain auxiliary products, which are distributed, which strengthen our market position. But overall, IOL sales were growing as well as the strong revenue growth.

Now, the other really important point I emphasize, which I'm personally very delighted about, was the increasing gross margins in that business. Which really shows that we're moving it from a purely distributive business to a true subsidiary of STAAR and starting to drive margin out of it. So, in terms of the numbers, it enjoyed sequential improvement with margins that grew by 8.4 percent from the fourth quarter of '02.

So quarter one was up 8.4 percent on margin versus quarter four, driven by -- we got certain prices down for products and we got certain prices up in the market place. And the sales were up 35 percent versus quarter one '02 levels and up by
14.2 percent over quarter four, helped to an extent by currency, but still showing real growth in terms of products.

Neal Bradsure - Broadway Capital - Analyst

Okay and just on the drivers there, I take it ICL is much less significant to your German business than it is to your international business?

David Bailey - STAAR - Chairman, President, CEO

Yeah. Generally Germany is a conservative refractive market. We do a lot of training there, but volume is generally lower. The more progressive refractive markets are in Southern Europe, Italy, Spain, as well as Asia with Korea. So, a solid market in Germany but a small one, but one that will grow, taking the lead from certain other ones, which is exactly what we saw with LASIK when it was first introduced in the European market there.

Neal Bradsure - Broadway Capital - Analyst

And is the Collamer material playing a role in your market share gains in the IOL business in Germany?

David Bailey - STAAR - Chairman, President, CEO

Little at this stage. It's just been introduced. No, we're growing all of the segments that we currently operate in there.

Neal Bradsure - Broadway Capital - Analyst

Great.

David Bailey - STAAR - Chairman, President, CEO

And Collamer will help with that, but you're not seeing it in those numbers yet, so that would be a go-forward opportunity.

Neal Bradsure - Broadway Capital - Analyst

Great. Thanks very much.

Operator

We'll take our next question from Larry Haimovich of HMCC. Please go ahead.

Larry Haimovich - HMCC - Analyst

Good afternoon, gentlemen, nice quarter. I had some questions on the profitability. First of all, just to clarify, John, it sounded like you're talking about profitability some time in the second half, not necessarily for the whole second half and not necessarily for the year. So, maybe the fourth quarter is profitable, but the rest of year perhaps loses money, is that a fair way to characterize it?

John Bily - STAAR - CFO

That's fair.

Larry Haimovich - HMCC - Analyst

Pardon me?

John Bily - STAAR - CFO

That's fair, Larry.

Larry Haimovich - HMCC - Analyst

Okay good. Second question, John, just to clarify on Ryan's questions. I'm wanting to clarify the officers' loans that might be collectable. I thought you said $4m and I thought you said you hoped to collect those in the next quarter or two?

John Bily - STAAR - CFO

Yes. The number is about $4 million, Larry and none of these notes are due in the next couple or three quarters, but there's a possibility and we will aggressively pursue those. And there's a possibility that, over the coming one, two, or three quarters, some of those notes might be paid off early.

Larry Haimovich - HMCC - Analyst

Uh-huh. In your cash planning, are you counting on those? I presume, knowing you, you're taking a more conservative view on that and not --?

John Bily - STAAR - CFO

No. Not at all, Larry. Those are not in our cash flows for the near future. If they're in any cash flows, they're when the notes are due and those are some time off, technically.

Larry Haimovich - HMCC - Analyst

Yeah.

David Bailey - STAAR - Chairman, President, CEO

So we're being very conservative on that, Larry, as always.

Larry Haimovich - HMCC - Analyst

One more question and then I'll jump back in the queue, on ICL launch, assuming all goes well with the filing and the panel meeting. It's my understanding from talking to you, but I just want to clarify, because a couple people I've talked to have disagreed with me, that the basic plan is to, through very careful proctoring and training of doctors and not rush into the market, making sure that doctors are very well trained, as they start getting into ICLs and that means that the launch will probably be a more deliberate, cautious launch rather than a fast launch and that the early couple three quarters might be a little slower than if a company was out there more aggressively. Is that a fair way to characterize your views on the ICL and the training and so on?

David Bailey - STAAR - Chairman, President, CEO

Yes, I think it is, Larry. We will follow the same procedure that we've done in the new international markets like Korea and like Canada. We will employ direct employee proctors. We will have a systematic training program and we will slowly take the surgeons through the training program, certify them, and proctor them before they can come on line with the product.

So, the focus will be on excellent training, therefore excellent outcomes, and a long-term build of the business, a long-term view of the business as opposed to the opposite strategy, which I would describe as boom and bust, which I just do not believe in, in this business. So it will be a slow, systematic and very controlled launch of the product.

Whilst the skills transfer, as Steve Slade commented, is in his words fairly easy, we want to make sure that people are lined up to get the best quality outcomes with the ICL, so that we have a long-term, steady growth of the business.

Operator

Our next question will come from Michael Abramson [ph] with Bridger. Please go ahead

Michael Abramson - Bridger Capital - Analyst

Hey guys, good quarter.

David Bailey - STAAR - Chairman, President, CEO

Thanks Michael.

Michael Abramson - Bridger Capital - Analyst

A quick question just in terms of your European business, trying to get a sense for scale here. What percentage of that business was from ICLs in the quarter?

David Bailey - STAAR - Chairman, President, CEO

We kind of don't break that out, just from a competitive standpoint. We'd rather focus on the amount that is growing.

Michael Abramson - Bridger Capital - Analyst

Okay, so I mean, do you do anything kind of ballpark, I mean less than 50 percent, less than 10 percent? I'm just trying to understand somewhat scale as I look at these growth figures.

David Bailey - STAAR - Chairman, President, CEO

We don't generally. We might look at that and come back with a kind of indicator that doesn't give too much detail away.

Michael Abramson - Bridger Capital - Analyst

Okay, I --

David Bailey - STAAR - Chairman, President, CEO

We just tend to focus on the absolute growth for us in numbers and revenue.

Michael Abramson - Bridger Capital - Analyst

And could you --?

David Bailey - STAAR - Chairman, President, CEO

It's just enough what we didn't say, is we also saw some price improvement on ICL in the first quarter, versus quarter four and that was driven by the fact that we started to introduce the TORIC ICL, which has a price premium over the standard product. So, the unit trend is very encouraging.

Clearly at the moment, the IOL cataract business dominates, but ICL is going nicely and you know we've given some indicators of that without being too specific. For example, in the distributed market, we pointed out that at the end of last year in Korea, where we'd had approval in April of last year and where we just sell the ICL, it was the fastest growing export market and one of the largest, even though it had only come on line for a relatively small time.

Michael Abramson - Bridger Capital - Analyst

Right and then in terms of your growth here, do you think it's the market growing or do you think you're taking share from competing products here?

David Bailey - STAAR - Chairman, President, CEO

I think we're taking share as well as the market growing combination now. I think we're now getting some traction around the benefits of the ICL versus the competitive products. I think we've got a ways to go, but I'm really feeling that we're starting to get some traction around the superiority of the small incision ICL.

Michael Abramson - Bridger Capital - Analyst

Great. Thanks guys.

David Bailey - STAAR - Chairman, President, CEO

Yeah.

Operator

We'll now take a follow up question from Ryan Rowe [ph] with Adams Harkness Hill. Please go ahead

Ryan Rowe - Adams, Harkness & Hill - Analyst

Hi guys, just two quick questions. How were AquaFlow sales in the quarter? You didn't really highlight those and then number two, are you still expecting Taiwanese ICL imminently, approval there?

David Bailey - STAAR - Chairman, President, CEO

Yes. Yeah, we didn't break out AquaFlow specifically. Quarter one was a little soft on AquaFlow in terms of units. I think there were a few factors on that. First, despite that slight shortfall in the first quarter versus expectation in that soft note, I still remain confident for the year that we can meet our internal expectations on the product.

We had a lot of activity at ASCRS and good press around the surgical treatment of glaucoma and some good presentation around AquaFlow. We know we're going to have something coming out positively in the international journal around the results, so I remain very optimistic on the product. AquaFlow, as I've said in the past, causes a constant dilemma, because of the fact that the peer endorsement of the product is the glaucoma segment of the market, which is not our core customer and the fact that that's a very conservative market.

So, it's a long, slow process. It's worth it because of the very high margins we get on the product and the excellent cash flow, so we continue to work away at AquaFlow and we're optimistic on the annual results, although, as I said, we saw a little bit of softness in the first quarter.

Now, Ryan, your other question was on Taiwan. Yeah, we continue to be hopeful of short-term approval in Taiwan. We've asked kind of a couple of questions with regard to the approval, fairly standard questions, a little bit more information. We've sent that, so we've got an ongoing process we just are working through, so I'm optimistic. But on this one, it's been a little bit longer than I would have hoped, but the good news is that there's no specific problem other than its providing more information and just a work in process.

Ryan Rowe - Adams, Harkness & Hill - Analyst

Okay sounds good. Thanks a lot.

David Bailey - STAAR - Chairman, President, CEO

Okay.

Operator

Once again, if you would like to ask a question, please press the star and one on your touch-tone phone at this time. We appear to have no further questions. I'll turn it back over to the management for any closing comments.

David Bailey - STAAR - Chairman, President, CEO

Yeah, I'd just like to make a couple of closing remarks and give some milestones that investors may want to measure us against going forward.

As you've heard, we've made significant progress on our strategy to build worldwide mind share and market share for the ICL, while continuing to rebuild a stronger position for our IOL products. All of that is starting to pay dividends, I believe.

      Our progress on these two fronts is critical to our future success. To help you gauge our progress, I would like to offer a list of milestones that you can look for throughout the year.

      For the ICL, expect us to complete our FDA submission very shortly. Also look for approval in Taiwan and Australia as well as the expansion of the Canadian and Korean approval to include the Toric product. We would also regard the publishing of additional peer review articles and the closure of the enrollment in the US Toric ICL Clinical Trial as two other significant milestones that represent tangible progress in our strategy with the ICL.

      On the IOL front, look for the introduction of the new injector system in the third quarter and the establishment of growth in the overall market share in the US in the second half of the year.

      We look forward to updating you on our progress toward the completion of these milestones for the remainder of the year. We are very excited to build on the positive financial trends that have begun to emerge and will work diligently to continue them. After more than two years of hard work, we now have a strong infrastructure that, coupled with our innovative product portfolio, position us well for future growth and profitability.

At this time, I'd like to thank you and I'd like to close off the call.

Operator

That concludes today's teleconference. We thank you for your participation. You may disconnect at this time.























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